UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-51894

Omega Navigation Enterprises, Inc.
(Translation of registrant’s name into English)

24 Kaningos Street, Piraeus 185 34, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Notice of Annual Meeting and Proxy Statement of Omega Navigation Enterprises, Inc. (the “Company”) relating to its annual general meeting scheduled to be held on June 17, 2008.

Exhibit 1

May 19, 2008

TO THE SHAREHOLDERS OF
  OMEGA NAVIGATION ENTERPRISES, INC.

Enclosed is a Notice of the 2008 Annual Meeting of Shareholders (the “Meeting”) of Omega Navigation Enterprises, Inc. (the “Company”) which will be held at Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on June 17, 2008 at 2:00 p.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class B Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Kassiotis
Chief Executive Officer

OMEGA NAVIGATION ENTERPRISES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 17, 2008

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Omega Navigation Enterprises, Inc. (the “Company”) will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on June 17, 2008 at 2:00 p.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect three Class B Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 9, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Charilaos Loukopoulos
Secretary

May 19, 2008

Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 17, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Omega Navigation Enterprises, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on June 17, 2008 at 2:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 19, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 9, 2008 (the “Record Date”), the Company had outstanding 15,314,369 shares of common stock, par value $0.01 per share (the “Common Shares”), consisting of 12,174,369 shares of Class A common stock and 3,140,000 shares of Class B common stock.  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held, and the shares of Class A common stock and Class B common stock vote as a single class.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “ONAV.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, 24 Kaningos Street, Piraeus 185 34 Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has nine directors on the board of directors, which is divided into three classes.  As provided in the Company’s amended and restated Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class B Directors expires at the Meeting.  Accordingly, the board of directors has nominated Nicolas Borkmann and Matthew W. McCleery, each of whom is a current Class B Director, for election as directors whose term would expire at the Company’s 2011 Annual Meeting of Shareholders.  As previously reported by the Company in a report on Form 6-K filed on December 31, 2007, Mr. Huang Yuan Chiang was appointed to the board of directors as of January 1, 2008 in order to satisfy a listing requirement of the Singapore Exchange Ltd., on which the Company’s Class A common shares are listed, that the Company have two Singaporean directors.  Pursuant to the Company’s amended and restated Bylaws, Mr. Huang was appointed as an unclassified director until the Company’s next annual meeting.  The board of directors has therefore nominated Mr. Huang Yuan Chiang as a Class B Director for election at the Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Nicolas Borkmann	46	Class B Director
Matthew W. McCleery	38	Class B Director
Huang Yuan Chiang	49	Class B Director

Certain biographical information about each of these individuals is set forth below.

Nicolas Borkmann has served as a Class B Director since the Company’s initial public offering in April 2006.  Mr. Borkmann is a partner at ACM Shipping Ltd., London.  Mr. Borkmann joined ACM as a senior broker in 2000 where his responsibilities included competitive shipbroking for tankers both in respect of chartering of all sizes, as well as in the S&P market for large ships, and the wet freight derivative broking activities of ACM.  Prior to joining ACM, Mr. Borkmann was a commercial director of Frachtcontor Junge & Co, Hamburg from 1996 to 1999, where he was responsible for shipbroking for tankers and commercial management and chartering of tankers and combination carriers. Mr. Borkmann also serves as a Director in three insurance funds based in the UK, the Worldscale Association (London) and the London Tanker Brokers’ Panel.

Matthew W. McCleery has served as a Class B Director since the Company’s initial public offering in April 2006.  Since 2000, Mr. McCleery has been the president of Marine Money International, a provider of maritime finance transactional information and maritime company analysis. He joined Marine Money International in 1997 as a managing editor. Mr. McCleery also serves as a managing director of Marine Money Consulting Partners, the financial advisory and consulting company that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. Mr. McCleery serves on the board of directors of FreeSeas, Inc., a bulk shipping company, which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. A possible conflict of interest may arise between the interests of FreeSeas and our interests. Mr. McCleery holds a Juris Doctor degree from the University of Connecticut School of Law.

Huang Yuan Chiang has served as a Director of the Company since his appointment to the board of directors as of January 1, 2008.  Mr. Huang is a lawyer by training and he has had a career in Investment Banking spanning 12 years. He has held senior management positions at various international banks including Standard Chartered Bank, HSBC, Bankers Trust and Deutsche Bank. His areas of specialisation were in the areas of mergers and acquisitions and corporate finance and his last position at Bankers Trust was Managing Director, heading the Mergers & Acquisition Division for Bankers Trust for Singapore, Malaysia, Indonesia, Thailand, Philippines and India. Apart from Omega Navigation Enterprises, Inc., Mr. Huang holds board positions in several other listed and private companies. Mr. Huang has degrees in law and economics.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2008.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Charilaos Loukopoulos

Secretary

May 19, 2008
Athens, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

Dated: May 22, 2008	By:	/s/ Gregory A. McGrath
	Name:	Gregory A. McGrath
	Title:	Chief Financial Officer

SK 23286 0002 886014